SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated April 6, 2007

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	4837U	April 5, 2007

07022631

SUPPL

RECEIVED

PROCESSED
APR 2 3 2007
THOMSON
FINANCIAL

Dlw 4/19

SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

04/05/07 04:11 AM

To "eleanor.besserman@elementis.com" <eleanor.besserman@elementis.com>

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Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:4837U
Elementis PLC
05 April 2007

RECEIVED

Elementis PLC

5 April 2007

Elementis plc ("the Company")

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Barclays plc

4. Full name of shareholder(s) (if different from 3):

Barclays Bank plc
Barclays Capital Securities Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Stockbrokers Ltd
Gerrard Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

3 April 2007

6. Date on which issuer notified:

4 April 2007

7. Threshold(s) that is/are crossed or reached:

6% to 7%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE

GB0002418548

Situation previous to the Resulting situation after the triggering transaction

Number of shares 30,799,732

Number of Voting Rights 30,799,732

Resulting situation after the triggering transaction

Number of shares 32,004,845

Number of voting rights Direct 0

Number of voting rights Indirect 32,004,845

% of voting rights Direct 0

% of voting rights Indirect 7.24%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Expiration date

Exercise/ Conversion Period/ Date

Number of voting rights that may be acquired if the instrument is exercised/ converted.

% of voting rights

Total (A+B)

Number of voting rights 32,004,845

% of voting rights 7.24%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Barclays Bank plc
Barclays Capital Securities Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Stockbrokers Ltd
Gerrard Ltd

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Geoff Smith

15. Contact telephone number: 020 7116 2913

This information is provided by RNS
The company news service from the London Stock Exchange

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